September 25, 2024

Ann Kappler
Executive Vice President, General Counsel & Chief Compliance Officer Prudential Financial Inc.
751 Broad Street
Newark, New Jersey 07102

       Re: Prudential Financial Inc.
           Form 8-K filed February 13, 2024, as amended February 21. 2024 File No. 001-16707
Dear Ann Kappler:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:   Brian P. Spitser